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Exhibit 12.1

MarkWest Energy Partners, L.P.
Calculation of Earnings to Fixed Charges

(Dollar amounts in thousands)

	Year ended December 31,					Six Months Ended June 30,
	2004	2005	2006	2007	2008	2009
Fixed Charges	17,192	34,080	54,153	49,191	86,559	54,298
Earnings	22,942	28,221	122,690	(7,299)	352,140	(80,940)
Add:
(a) Pre-tax income from continuing operations	6,490	(8,515)	74,498	(59,155)	273,602	(127,606)
(b) Fixed charges	17,192	34,080	54,153	49,191	86,559	54,298
(c) Amortization of capitalized interest	53	195	255	478	1,110	595
(d) Distributed income of equity investees	—	2,441	—	10,840	445	—
(e) Share of pre-tax losses (earnings) of equity investees	—	2,153	(5,316)	(5,309)	(90)	(1,091)
Subtract
(a) Interest capitalized	(793)	(2,133)	(900)	(3,344)	(9,486)	(7,136)

Equals Earnings	22,942	28,221	122,690	(7,299)	352,140	(80,940)

Ratio	1.33	0.83	2.27	(0.15)	4.07	(1.49)

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  Exhibit 12.1